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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*




                          American Medical Alert Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   027904 10 1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages

CUSIP No. 027904 10 1                  13G/A               Page  2  of  5  Pages

--------------------------------------------------------------------------------


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Howard M. Siegel
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------

                           5    SOLE VOTING POWER
      NUMBER OF                 1,279,824
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6    SHARED VOTING POWER
         EACH                   0
      REPORTING    -------------------------------------------------------------
        PERSON             7    SOLE DISPOSITIVE POWER
         WITH
                                1,279,824
                   -------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,279,824
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           17.1%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 027904 10 1                  13G/A               Page  3  of  5  Pages

--------------------------------------------------------------------------------

Item 1(a)         Name of Issuer:

                  American Medical Alert Corp.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  3265 Lawson Blvd.
                  Oceanside, New York 11572

Item 2(a)         Name of Person Filing:

                  Howard M. Siegel

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  3265 Lawson Blvd.
                  Oceanside, New York 11572

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e)         CUSIP Number:

                  027904 10 1

Item 3 This statement is being filed pursuant to Rule 13d-2(b), however, none of the categories to be listed under this item are applicable to the person filing.


Item 4(a)         Amount Beneficially Owned

                  As of February 1, 2003:

                  1,279,824 shares. Mr. Siegel disclaims beneficial ownership of the shares owned by his son and spouse. Also includes 8,500 shares subject to stock options exercisable at $2.52 per share; 7,942 shares subject to stock options exercisable at $2.53 per share; 20,000 shares subject to stock options exercisable at $4.004 per share; 7,788 shares subject to options exercisable at $3.157 per share; 10,000 shares subject to stock options exercisable at $1.90 per share; 8,750 shares subject to stock options exercisable at $3.025 per share; 160,000 shares subject to stock options exercisable at $2.75 per share; 5,750 shares subject to stock options exercisable at $2.475 per share; 15,750 shares subject to stock options exercisable at $2.20 per share; 11,442 shares subject to stock options exercisable at $2.6125 per share; 24,000 shares subject to stock options exercisable at $4.1938 per share; and 9,183 shares subject to stock options exercisable at $3.1350 per share.

CUSIP No. 027904 10 1                  13G/A               Page  4  of  5  Pages

--------------------------------------------------------------------------------
Item 4(b)         Percent of Class: 17.1%

Item 4(c)         Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 1,279,824

                  (ii)  shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of:
                        1,279,824.

                  (iv)  shared power to dispose or to direct the disposition of:
                        0


Item 5            Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not Applicable.

CUSIP No. 027904 10 1                  13G/A               Page  5  of  5  Pages

--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 12, 2003
                                        ----------------------------------
                                                      Date

                                              /s/ Howard M. Siegel
                                        ----------------------------------
                                                    Signature

                                                Howard M. Siegel
                                        ----------------------------------
                                                    Name/Title